UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 070-06322

REPORT FOR PERIOD

July 1, 2005 to September 30, 2005

PURSUANT TO RULE 24

In the matter of

OHIO POWER COMPANY
Canton, Ohio

THIS IS TO CERTIFY THAT OHIO POWER COMPANY, in accordance with the terms and conditions of, and for the purposes represented by, the application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated June 17, 1983, provides on Exhibits 1 and 2 the following information for coal transfer activities for the period July 1, 2005 through September 30, 2005:

a) total tons of coal transferred each month for each affiliate;
b) total transfer fee charged to each such affiliate during that month and the fee per ton;
c) the total number of tons of coal transferred each month for all non-affiliates and the total revenues received, and;
d) a summary of expenses related to operation of the Cook Coal Terminal by major cost component.

SIGNATURE

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Ohio Power Company has duly caused this report to be signed on its behalf on this 22nd day of November, 2005.

By:  /s/  Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director  - Financial Reporting
American Electric Power Service Corporation

FILE NO.
070-06322

OHIO POWER COMPANY
COOK COAL TERMINAL
QUARTERLY REPORT PER REQUIREMENTS OF HOLDING COMPANY ACT RELEASE NO. 22977
BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2005

CONTENTS

Exhibit

Statements of Transfer Fee Billings	1
Summary of Costs Incurred	2

Exhibit 1

OHIO POWER COMPANY
COOK COAL TERMINAL
STATEMENTS OF TRANSFER FEE BILLINGS
BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2005

	July 2005			August 2005			September 2005

	Tons	Fee	Amount	Tons	Fee	Amount	Tons	Fee	Amount
		(per ton)	(000)		(per ton)	(000)		(per ton)	(000)

SERVICE TO AFFILIATES
Rockport Plant	730,359	$2.17	$1,585	646,633	$2.16	$1,397	581,242	$2.16	$1,255
Tanners Creek Plant	-	1.42	-	92,315	2.16	199	52,451	2.16	113
Gavin Plant	-	1.42	-	-	1.25	-	-	2.16	-
Mountaineer Plant	48,086	2.16	104	110,669	2.16	239	74,843	2.16	162
Clifty Creek Plant	-	1.42	-	97,000	2.16	210	30,266	2.16	65
Kyger Creek Plant	-	1.42	-	-	1.42	-	-	1.40	-
SERVICE TO NON-AFFILIATES	421,057	1.54	648	450,051	1.52	684	350,418	1.43	501

TOTAL	1,199,502		$2,337	1,396,668		$2,729	1,089,220		$2,096

Exhibit 2

OHIO POWER COMPANY
COOK COAL TERMINAL
SUMMARY OF COSTS INCURRED
BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2005

	July 2005	August 2005	September 2005	Three Months Ended September 30, 2005
	(in thousands)

Labor	$366	$446	$492	$1,304
Benefits	183	190	246	619
Operating Materials	191	119	79	389
Maintenance	181	352	140	673
Other Billed Services	143	190	96	429
Taxes Other Than Income Tax	84	80	79	243
Rentals	581	574	588	1,743
Depreciation	19	18	19	56
Normalization (a)	661	801	464	1,926
Other	458	465	463	1,386
Total	$2,867	$3,235	$2,666	$8,768

(a) The normalization account levelizes monthly costs to associated power plants and is either zero or close to zero at year end.